

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

<u>Via E-Mail</u>
Mr. Bruce N. Huff
Chief Financial Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

      Re: **Far East Energy Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 13, 2012
                Form 10-Q for the Quarterly Period Ended June 30, 2012
                Filed August 7, 2012
                File No. 0-32455

Dear Mr. Huff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Properties, page 32</u>

<u>Reserves, page 33</u>

1.   Revise your disclosure to include information regarding production volumes, prices and costs. See Item 1204 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

<u>Overview, page 40</u>

2.   Discussion under this heading refers to "gross" gas production "gross" sales volumes. Supplementally, explain to us what the term "gross" refers to. Also, confirm, if true, that disclosed production and sales volumes reflect only quantities that are net to your interest, and do not reflect amounts related to interests held by others.

3.   Based on the disclosure under this section, volumes sold were substantially less than volumes produced. Tell us and disclose the reasons for this difference.

<u>Critical Accounting Policies, page 48</u>

<u>Oil and Gas Reserve Quantities, page 49</u>

4.   We note your disclosure that reserve quantities and the related estimates of future net cash flows affect your long-term production participation plan liability. Please describe the nature of this liability, specify how it is calculated and to whom you are obligated to make related payments.

<u>Note 1. Summary of Significant Accounting Policies, page 58</u>

5.   We note that your accounts receivable balance as of December 31, 2011 represents a substantial portion of your revenue for the year then ended. In view of this, tell us the credit terms you offer your customers, and explain how the reported accounts receivable balance is consistent with those terms. Additionally, explain how the reported accounts receivable balance is consistent with the disclosure on page 9 of your filing which indicates, in part, that SPG is obligated to pay for all CBM monthly in advance, based on anticipated deliveries for the coming month.

6.   Disclose the amount of any allowance for doubtful accounts. Refer to FASB ASC paragraph 310-10-50-4.

<u>Supplemental Oil and Gas Reserve Information (Unaudited), page 76</u>

<u>Proved Oil and Gas Reserves, page 77</u>

7.   Provide us your calculation of amortization of proved oil and gas properties for all periods presented. Clearly indicate how both the numerator and denominator of the units of production calculation were determined, and reference or reconcile all amounts used in the calculation to corresponding amounts appearing in your financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 2. Liquidity and Realization of Assets, page 7

8.   We note your disclosure that at December 31, 2011, the standardized measure of your future net cash flows, discounted at 10 percent per annum, relating to your proved natural gas reserves was $65.4 million. However, we note that your future net cash flows calculation disclosed on page 78 of the Form 10-K for the fiscal year ended December 31, 2011 indicates $62.5 million. Please explain this apparent inconsistency to us.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

Drilling Activity, page 5

9.   As required by Item 1205 of Regulation S-K, please amend your document to expand the presentation of drilling activities to include the number of development wells and the number of exploration wells that you drilled in each of the last three years.

10.   Please amend your document to disclose, as of a reasonably current date, your total gross and net productive wells. Refer to Item 1208(a) of Regulation S-K.

Shouyang PSC, page 8

11.   We note your statement "We are in the process of obtaining Chinese reserve certification to support the submission of the ODP which will be filed as soon as possible." Please amend your document to explain the requirements you must fulfill in order to obtain such certification. Address whether your third party engineer participates in this reserves certification. Please include the standards to which such reserve estimates are held.

Properties, page 32

Undeveloped Acreage, page 32

12.   Item 1208(b) of Regulation S-K asks for the minimum remaining terms of material leases and concessions. Please amend your document to disclose material undeveloped acreage to which you will lose exploration/development rights if you do not complete specified work requirements in each of the next three years.

Reserves, page 33

13.   Please amend your document to present also developed and undeveloped probable reserves and developed and undeveloped possible reserves. Refer to Item 1202(a)(2) of Regulation S-K.

14.   Item 1202(a)(5) of Regulation S-K requires discussion of the uncertainty related to unproved reserves. Please amend your document to provide such a discussion.

15.   We note your statement, "The gas price used is $6.35/Mcf in accordance with the gas sales agreement dated June 12, 2010 and Chinese government policy." We also note that 2011 gas sales revenue is $653 thousand (page 39) and 2011 gas sales volume is 158 million cubic feet (page 40). This yields a sales price of $4.13/MCFG[=$653 thousand/158 thousand MCFG]. Your third party reserve report (Exhibit 99.1, page 17) as well as the standardized measure of discounted future net cash flows (page 78) yield a gas price of $7.04/MCF[=$384.3 million/54.599 MMSCFG]. Please explain these price differences and amend your document if it is appropriate.

Preparation of Reserves Estimates, page 33

16.   We note you statement, "Our estimated proved reserve information… was prepared by our independent petroleum consultant, RISC, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

17.   Please amend your document to expand the discussion of "Reserve Technologies" to include the engineering techniques that were applied to the data derived from well logs, geologic maps, etc. to estimate your net proved, probable and possible reserves. Refer to Item 1202(a)(6) of Regulation S-K.

18.   On page five, your third party reserve report presents your plan to drill 230 wells in 2012 with a completed well cost of $361 thousand (Appendix 1). Please explain the financing arrangements you will use to fund the $83 million (230 wells @ $361 thousand) capital costs. Be advised that our definition of reserves requires "…a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project."

19.   The third party report attributes ConocoPhillips' overriding royalty interest share of reserves to your net proved reserve volumes. FASB ASC paragraph 932-235-50-4 states "Net quantities shall not include reserves relating to interests of others in properties owned by the entity." Please amend your document by removing those volumes attributable to this ORRI in compliance with FASB ASC 932.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 40

20.   We note your statement, "We believe that the sales rate will continue to increase as gas from additional wells is sold through the gathering system in the coming months." Please tell us your net gas sales and productive well count for the six months ending June 30, 2012.

21.   Please reconcile your third party reserve report's projections of 2012 gas sales – proved, probable and possible – and producing well count with the corresponding June 30, 2012 figures you furnish in response to our comment above.

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page 76

22.   We note that the 2011 exploration and development costs incurred appear to be $650 thousand per well - $22.8 million (page 76) for 35 wells (page 5). We understand the total costs may include figures other than well costs. Please reconcile this apparent drilling cost per well with the figures utilized in your third party reserve report's Appendix 1 for a completed, connected well - $361 thousand. Tell us your average completed well cost for 2011 and compare it with the projected capital costs for your proved undeveloped reserves estimates.

Exhibit 99.1

23.   Please file a third party reserve report that addresses the following requirements of Item 1202(a)(8):
        (ii) The date on which the report was completed; and
        (vi) a discussion of the possible effects of regulation on your ability to recover the estimated reserves.

24.   On page three, your third party report states "RISC has modified FEEC's maps by extrapolating the gridded well values to the boundary of the Shouyang Block." Please explain to us the methodology employed including extrapolation distance(s) from well sites to Shouyang Block boundary and the basis for such extrapolation. Address the differences for proved and unproved reserve attribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey at (202) 551-3704 regarding engineering comments.   Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Brad Skinner
Senior Assistant Chief Accountant